UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)1

                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                Ronald S. Lauder
                         c/o RSL Investments Corporation
                                767 Fifth Avenue
                            New York, New York 10153
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------


1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                          Page 2 of  15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald S. Lauder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3.)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    14,284,738 (See Item 5.)
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   3,850,022 (See Item 5.)
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  14,284,738 (See Item 5.)
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     3,850,022 (See Item 5.)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,134,760 (See Item 5.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. G7702U 10 2                                            Page 3 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RSL Investments Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00 (See Item 3.)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
                                   9,348,563 shares of Class B Common Shares,
         SHARES                    par value $.00457 per share the "Class B
                                   (Common Stock"), each share convertible into
      BENEFICIALLY                 one share of Class A Common Shares, par value
                                   $.00457 per share, for no consideration.
        OWNED BY         -------------------------------------------------------
                              8    SHARED VOTING POWER
          EACH
                                   0
        REPORTING        -------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
         PERSON
                                   9,348,563 shares of Class B Common Stock
          WITH           -------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,348,563 shares of Class B Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

     This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock") is convertible into one share of Class A Common Stock for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

     Ronald S. Lauder currently has a Schedule 13G on file with the Securities and Exchange Commission because he was deemed to have acquired beneficial ownership of shares of the Issuer's Class B Common Stock2 prior to the time the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Lauder is now filing a Schedule 13D to give effect to a pro-rata distribution by R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), a Delaware limited partnership, and Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, as of March 20, 1998, to its partners and members, respectively, of the Issuer's Class B Common Stock, formerly held of record by each of RSLAG and LGV (the "Distribution").


Item 2.   Identity and Background.
-------   ------------------------

     (a) This statement is being filed by Ronald S. Lauder and RSL Investments Corporation, a Delaware corporation wholly owned by Mr. Lauder (the "Reporting Persons"). The Reporting Persons are making this single, joint filing.

     (b) The principal business address of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

     (c) Ronald S. Lauder co-founded the Issuer, has served as its Chairman since 1994 and is its largest and controlling shareholder. He is also a founder and has served as the non-executive Chairman of the Board of Central European Media Enterprises Ltd., an owner and operator of commercial television stations and networks in Central and Eastern Europe since 1994 ("CME"). CME's registered office is located at Clarendon House, Church Street, Hamilton HM CX, Bermuda. CME also maintains offices at 18 D'Arblay Street, London W1V 3FP. Mr. Lauder is a principal shareholder of The Estee Lauder Companies Inc. ("Estee Lauder) and has served as Chairman of Estee Lauder International, Inc. ("Estee International") and Chairman of Clinique Laboratories, Inc. ("Clinique") since 1987. Each of Estee Lauder's, Clinique's and Estee International's offices is located at 767 Fifth Avenue, New York, New York 10153.


--------
2 Certain of the Issuer's shares acquired at such time by the Reporting Person were preferred shares, which preferred shares were automatically converted into an equal number of shares of the Issuer's Class B Common Stock upon the closing of the Issuer's initial public offering, which closed October 6, 1997.

     RSL Investments Corporation is engaged in the business of managing investments.

     (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Ronald S. Lauder is a U.S. citizen.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     RSLAG, of which Mr. Lauder is owner of a majority of the limited partnership interests, distributed 16,366,325 shares of the Issuer's Class B Common Stock to its partners, and Lauder Gaspar Ventures LLC ("LGV"), of which Mr. Lauder is a member, distributed 1,149,669 shares of the Issuer's Class B Common Stock to its members, thus lowering Mr. Lauder's deemed beneficial ownership in the Issuer and distributing to RSL Investments Corporation, a partner of RSLAG, a direct beneficial ownership interest in the Issuer. The Distribution by RSLAG and LGV to their partners and members involved no cash or other consideration.


Item 4.   Purpose of Transaction.
-------   -----------------------

     The shares of Class B Common Stock were distributed on a pro-rata basis to, among others, Ronald S. Lauder and to certain entities over which he has control or the stock holdings of which he may be deemed to have beneficial ownership as a result of the Distribution and are held by Ronald S. Lauder and such entities, including RSL Investments Corporation, for investment purposes, although Mr. Lauder is the Issuer's principal and controlling shareholder. The Reporting Persons do not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of April 20, 1998, Ronald S. Lauder beneficially owned (i) 48,464 shares of the Issuer's Class A Common Stock, (ii) 17,626,396 shares of the Issuer's Class B Common Stock (which consists of 3,856,084 shares of Class B Common Stock held directly by him prior to the Distribution and 571,727 shares of the Class B Common Stock held directly by Mr. Lauder as a result of the Distribution, 909,090 shares of Class B Common Stock owned by LGV and 261,407 shares of Class B Common Stock owned by RSLAG, 9,348,563 shares of Class B
Common Stock held by RSL Investments Corporation, 893,175 shares of Class B Common Stock held by RAJ Family Partners, L.P., a Georgia limited partnership, of which Mr. Lauder is a limited partner and a shareholder of the general partner, 1,786,350 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder RSL Trust owns 50% (and of which Trust, Mr. Lauder is a trustee and the beneficiary), and (iii) 459,900 shares of Class B Common Stock issuable upon the exercise of warrants. This represents 61.6% of the outstanding Class A Common Stock, assuming that only Mr. Lauder and the entities referred to above converted their shares of Class B Common Stock into shares of Class A Common Stock and that Mr. Lauder exercised his warrants to purchase shares of the Issuer's Class B Common Stock and then converted those shares of Class B Common Stock into shares of Class A Common Stock, based on 11,364,196 shares of Class A Common Stock outstanding as reported by the Issuer.

     As of April 20, 1998, RSL Investments Corporation beneficially owned 9,348,563 shares of the Issuer's Class B Common Stock or approximately 45.1% of the outstanding Class A Common Stock, assuming that only RSL Investments Corporation converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 11,364,196 shares of Class A Common Stock outstanding as reported by the Issuer.

     Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Lauder's warrants are convertible into an equal number of shares of the Issuer's Class B Common Stock. Mr. Lauder disclaims beneficial ownership of some of the shares owned by RSLAG, LGV, EL/RSLG Media, Inc and RAJ Family Partners, L.P.

     (b) Mr. Lauder has the sole power to vote or dispose of 14,284,738 shares of Class B Common Stock, which includes his power to vote or dispose of the shares of Class B Common Stock held by RSL Investments Corporation.

     (c) Not applicable.

     (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,786,350 shares of Class B Common Stock owned by EL/RSLG Media, Inc.: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

     Each of the managing general partner and other partners of RAJ Family Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 893,175 shares of Class B Common Stock owned by RAJ Family Partners, L.P.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

     Each of Mr. Lauder, RSLAG and LGV executed a lock-up agreement, dated October 6, 1997, which lock-up agreements provide that each of Mr. Lauder, RSLAG and LGV are generally prohibited from selling, transferring, assigning, distributing, offering or agreeing to sell, granting any option, granting or warranting for the sale of, or otherwise disposing directly or indirectly, any of the shares of the Issuer's Class B Common Stock owned by each of them for a period of 180 days from October 6, 1997.

     Each of the managing member of LGV and the corporate general partner of RSLAG has executed an irrevocable proxy on behalf of LGV and RSLAG, appointing Ronald S. Lauder, a member of LGV and partner of RSLAG, as LGV's and RSLAG's proxy with respect to Ronald S. Lauder's allocable interest in LGV and RSLAG.


Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

1. Joint Filing Agreement among the Reporting Persons, dated March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.

2.   Form of lock-up agreement.

3. Irrevocable Proxy, dated September 2, 1997, from Lauder Gaspar Ventures LLC in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd.

4. Irrevocable Proxy, dated September 2, 1997, from R.S. Lauder, Gaspar & Co., L.P. in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  April 23, 1998





                                    By  /s/ Ronald S. Lauder
                                        --------------------
                                            Ronald S. Lauder




                                    RSL Investments Corporation



                                    By /s/ Ronald S. Lauder
                                       --------------------
                                    Name:  Ronald S. Lauder
                                    Title: President

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 --   Joint Filing Agreement between the Reporting Persons, dated March
               30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.

Exhibit 2 --   Form of lock-up agreement.

Exhibit 3 --   Irrevocable  Proxy,  dated  September 2, 1997, from Lauder Gaspar
               Ventures LLC in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd.

Exhibit 4 --   Irrevocable  Proxy,  dated September 2, 1997,  from R.S.  Lauder,
               Gaspar & Co., L.P. in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications,
               Ltd.

                                     AGREEMENT                     Exhibit 1
                                     ---------


     The  undersigned  hereby  agree,   pursuant  to  Rule  13d-1(f)(1)  of  the
Securities  Exchange  Act of 1934,  as  amended,  to file a joint  statement  on
Schedule 13D and amendments thereto pertaining to their beneficial ownership of shares of RSL Communications, Ltd.

     This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

     This agreement may be executed in counterparts and all so executed shall constitute the agreement.

Dated:  April 23, 1998



                                        /s/ Ronald S. Lauder
                                        --------------------
                                            Ronald S. Lauder






                                        RSL Investments Corporation



                                             /s/ Ronald S. Lauder
                                             --------------------
                                        By:      Ronald S. Lauder
                                        Title:   President

                                 Lock-Up Agreement                  Exhibit 2


                                                                 October 6, 1997




Goldman, Sachs & Co.,
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated,
Morgan Stanley & Co. Incorporated,
SBC Warburg Dillon Read Inc.,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (U.S. Version)
         c/o Goldman, Sachs & Co.,
            85 Broad Street,
                    New York, New York 10004.

Goldman Sachs International,
Merrill Lynch International,
Morgan Stanley & Co. International Limited,
Swiss Bank Corporation, acting through
         its Division, SBC Warburg Dillon Read,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (International Version)
         c/o Goldman Sachs International,
            Peterborough Court,
                   133 Fleet Street,
                           London EC4A 2BB England.

            Re:     Proposed Initial Public Offering of Class A
                    Common Shares of RSL Communications, Ltd.


Ladies and Gentlemen:

     This agreement (this "Agreement") relates to the proposed initial public offering of the Class A Common Shares, par value $0.00457 per share (the "Common Stock"), of RSL Communications, Ltd., a corporation incorporated under the laws of Bermuda (the "Company"), for which a Registration Statement on Form S-1 has been filed with the Securities and Exchange Commission.

     In connection with such offering, the Company will enter into an Underwriting Agreement (U.S. Version) (the "U.S. Underwriting Agreement"), with the several Underwriters to be listed on Schedule I thereto (the "U.S. Underwriters") for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and SBC Warburg Dillon Read Inc. are acting as representatives, and an Underwriting Agreement (International Version) (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), with the several Underwriters to be listed on Schedule I to the International Underwriting Agreement (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Limited and Swiss Bank Corporation, acting through its Division, SBC Warburg Dillon Read are acting as representatives. To facilitate the marketing of the Common Stock to be sold in the public offering and in consideration of the Underwriters entering into the Underwriting Agreements, the undersigned hereby irrevocably confirms, covenants and agrees for the benefit of the Company and the Underwriters as follows:

          (i) The undersigned will not (and will not permit any other person who holds of record any of the undersigned's shares of Common Stock to), directly or indirectly, offer, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to stock option plans contemplated by or existing on the date of, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of, the Prospectus; provided, however, that any security received upon the exercise, exchange or conversion of any other security will become subject to the restrictions on disposition contained in this paragraph) substantially similar to the Common Stock, including but not limited to any securities convertible into, exchangeable for, exercisable for, or representing the right to receive, Common Stock or securities that are substantially similar to Common Stock, during the period beginning from the date of this agreement and continuing to and including the date 180 days after the date of the Prospectus, without the prior written consent of Goldman, Sachs & Co.

          (ii) The undersigned acknowledges (a) the sufficiency of the consideration for this Agreement and (b) that the decision, if any, of the Underwriters to enter into the Underwriting Agreements will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Agreement.

          (iii) The undersigned acknowledges and agrees that the covenants and agreements set forth herein are in addition to and not in lieu of the provisions of any agreements or instruments defining the rights of the undersigned.

          (iv) All consents, approvals, authorizations and orders necessary for the execution and delivery by the undersigned of this Agreement have been obtained; the undersigned has full right, power and authority to enter into this Agreement; and this Agreement has been duly executed and delivered by the undersigned and constitutes a valid and legally binding obligation of the undersigned enforceable in accordance with its terms; and

          (v) The compliance by the undersigned with all of the provisions of this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the undersigned is a party or by which the undersigned is bound or to which any of the property or assets of the undersigned is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of the undersigned, if the undersigned is a corporation, the partnership agreement of the undersigned, if the undersigned is a partnership, or any other organizational documents of the undersigned, or any statute, rule or regulation or, to the knowledge of the undersigned, any order or decree of any court or governmental agency or body having jurisdiction over the undersigned or the property of the undersigned.

     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.


                                        Very truly yours,



                                        ____________________________________


                                        Name:_______________________________


                                        Title:______________________________

                                                                       Exhibit 3

                                IRREVOCABLE PROXY


     WHEREAS, Lauder Gaspar Ventures LLC, a New York limited liability company ("LGV" ), is the record holder of 940,073 shares (the "LGV Shares") of Class B Common Stock, par value $.01 per share, of RSL Communications, Ltd.. a Bermuda corporation (the "Company");

     WHEREAS, by virtue of his member interest in LGV, Ronald S. Lauder ("Lauder") is the beneficial owner of certain of the LGV Shares (the "Allocable Shares");

     WHEREAS, it is not practical to determine at this time the precise number of the Allocable Shares; and

     WHEREAS, LGV for good and sufficient consideration wishes to grant to Lauder an irrevocable proxy with respect to the Allocable Shares;

     NOW, THEREFORE, in consideration of the premises, LGV hereby appoints Ronald S. Lauder as LGV's proxy with respect to the Allocable Shares and hereby authorizes him to vote such shares at any and all meetings of the Members of the Company. This proxy is coupled with an interest and is irrevocable. LGV hereby agrees that, unless the Allocable Shares shall have already been distributed to Lauder, it will deliver to Lauder within 90 days of the date hereof an irrevocable Proxy of the same tenor as this Proxy so authorizing Lauder to vote the Allocable Shares, describing the Allocable Shares with particularity and specifying their number.


Dated this 2nd day of September, 1997


                                   LAUDER GASPAR VENTURES LLC
                                   By: Bukfenc LLC General Partner



                                   By:  /s/ Andrew Gaspar
                                        -----------------
                                   Name: Andrew Gaspar

                                                                       Exhibit 4

                                IRREVOCABLE PROXY


     WHEREAS, R.S. Lauder, Gaspar & Co., L.P. (the "Partnership") is the record holder of 7,592,572 shares (the "Partnership Shares") of Class B Common Stock,* par value $.01 per share, of RSL Communications, Ltd.. a Bermuda corporation (the "Company");

     WHEREAS,  by virtue of his partnership  interests in the Partnership Ronald
S. Lauder ("Lauder") is the beneficial owner of certain of the Partnership Shares (the "Allocable Shares");

     WHEREAS, it is not practical to determine the precise number of the Allocable Shares; and

     WHEREAS, the Partnership for good and sufficient consideration wishes to grant to Lauder an irrevocable proxy with respect to the Allocable Shares;

     NOW, THEREFORE, in consideration of the premises, the Partnership hereby appoints Ronald S. Lauder as the Partnership's proxy with respect to the Allocable Shares and hereby authorizes him to vote such shares at any and all meetings of the Members of the Company. This proxy is coupled with an interest and is irrevocable. The Partnership hereby agrees that it will deliver to Lauder within 90 days of the date hereof (unless the Allocable Shares have been already distributed to him) an irrevocable Proxy of the same tenor as this Proxy so authorizing Lauder to vote the Allocable Shares, describing such Allocable Shares with particularity and specifying their number.

Dated this 2d day of September, 1997

                                        R.S. LAUDER, GASPAR & CO., L.P.
                                        By: Bukfenc Inc, General Partner



                                        By:  /s/ Andrew Gaspar
                                             -----------------
                                        Name:  Andrew Gaspar

* including 7,170,442 shares of Preferred Stock convertible into Class B Common Stock


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